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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)

                                  ProQuest Co.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 per share)

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   077852-10-1

                         ------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 11, 2001

                         ------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 077852-10-1

  CUSIP NO.  077852-10-1                                         Page 2 of 18
           -------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      SPO Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              1,201,100(1)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,201,100(1)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,201,100(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

  CUSIP NO.  077852-10-1                                         Page 3 of 18
           -------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      SPO Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              1,201,100(1)(2)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,201,100(1)(2)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,201,100(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its general partner, SPO Advisory Corp.

  CUSIP NO. 077852-10-1                                         Page 4 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      San Francisco Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              263,700 (1)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             263,700 (1)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      263,700(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

  CUSIP NO. 077852-10-1                                         Page 5 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      SF Advisory Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              263,700 (1)(2)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             263,700 (1)(2)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      263,700(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its general partner, SPO Advisory Corp.

  CUSIP NO. 077852-10-1                                         Page 6 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      SPO Advisory Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              0
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             1,464,800 (1)(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               1,464,800 (1)(2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,464,800(1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      CO
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 1,201,100 of such shares; solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 263,700 of such shares.

(2) Power is exercised through three controlling persons, John H. Scully, William E. Oberndorf and WIlliam J. Patterson.

  CUSIP NO.  077852-10-1                                       Page 7 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            292,226 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,464,800 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             292,226 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,464,800 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,757,026 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------
(1) Includes 150,000 Shares beneficially owned by a family limited partnership (Cranberry Lake Partners, L.P.), of which Mr. Scully is the sole general partner; 50,000 Shares beneficially owned by a private foundation of which Mr. Scully is the president (Phoebe Snow Foundation, Inc.); 30,000 Shares beneficially owned by a retirement account (D.L. & W., Inc); 50,000 Shares beneficially owned by a investment partnership (Netcong Newton); and 2,258 Shares owned individually. Also, includes options to purchase up to 9,968 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item 11).

(2) Solely in his capacity as one of three controlling persons of SPO Advisory Corp.

  CUSIP NO.  077852-10-1                                       Page 8 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            446,816 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,464,800 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             446,816 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,464,800 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,911,616 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------
(1) Includes 20,000 Shares beneficially owned by a family limited partnership (Oberndorf Family Partners), of which Mr. Oberndorf is the sole general partner. Also includes 408,590 Shares beneficially owned by a family trust (William E. & Susan C. Oberndorf TR1); 4,000 Shares beneficially owned in another family trust (William E. & Susan C. Oberndorf TR2); and 2,258 Shares owned individually. Also includes 2,000 Shares beneficially owned by Mr. Oberndorf's children. Further, includes options to purchase up to 9,968 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item 11).

(2) Solely in his capacity as one of three controlling persons of SPO Advisory Corp.

  CUSIP NO.  077852-10-1                                       Page 9 of 18
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,464,800 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,464,800 (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,464,800 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN
------------------------------------------------------------------------------

(1) Solely in his capacity as one of three controlling persons of SPO Advisory Corp.

         This Amendment No. 4 amends the Schedule 13G (the "Original Schedule 13G") filed with the Securities Exchange Commission ("SEC") on February 15, 2000. Unless otherwise stated herein, the Original 13G, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13G, as amended by Amendment No. 2 to Schedule 13G filed with the SEC on February 23, 2001.

ITEM 1 (A) NAME OF ISSUER:

                  ProQuest Company

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  300 North Zeeb Road, Ann Arbor, Michigan  48103-1553

ITEM 2 (A) NAME OF PERSON FILING:

         The names of the persons filing this statement (the "Reporting Persons") are SPO Partners II, L.P., formerly known as Main Street Partners, L.P., SPO Advisory Partners, L.P., formerly known as MS Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SPO Advisory Corp., formerly known as SF Advisory Corp., John H. Scully, William E. Oberndorf, and William J. Patterson. For the purposes of this and future filings, SF Advisory Corp. II shall no longer be a Reporting Person.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of each of the Reporting Persons is 591 Redwood Highway, Suite 3215, Mill Valley, CA 94941.

ITEM 2 (C) CITIZENSHIP:

         SPO Partners II, L.P., formerly known as Main Street Partners, L.P., is a Delaware limited partnership. SPO Advisory Partners, L.P., formerly known as MS Advisory Partners, L.P., is a Delaware limited partnership. San Francisco Partners II, L.P. is a California limited partnership. SF Advisory Partners, L.P. is a Delaware limited partnership. SPO Advisory Corp., formerly known as SF Advisory Corp., is a Delaware corporation. Mr. Scully, Mr. Oberndorf, and Mr. Patterson are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:   077852-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)    /__/    Broker or dealer registered under Section 15 of the
                        Exchange Act.

         (b)    /__/    Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)    /__/    Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

         (d)    /__/    Investment company registered under Section 8 of the
                        Investment Company Act.

         (e)      /__/  An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

         (f)      /__/  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      /__/  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      /__/  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)      /__/  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      /__/  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X /
                                                                        -


ITEM 4            OWNERSHIP:

         Percentage interest calculations for each Reporting Person are based upon the Issuer having 23,987,979 total outstanding shares of common stock, as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on November 13, 2001.

         (a)-(b) SPO Partners II, L.P. beneficially owns 1,201,100 Shares, which constitutes approximately 5.0% of the 23,987,979 Shares outstanding as of November 13, 2001. San Francisco Partners II, L.P. beneficially owns 263,700 Shares, which constitutes approximately 1.1% of the Shares outstanding as of November 13, 2001. SPO Advisory Partners, L.P., through its relationship with SPO Partners II, L.P., may be deemed to beneficially own 1,201,100 Shares, constituting approximately 5.0% of the Shares outstanding. SF Advisory Partners, L.P., through its relationship with San Francisco Partners II, L.P., may be deemed to beneficially own 263,700 Shares, constituting approximately 1.1% of the Shares outstanding. SPO Advisory Corp. through its relationships with SPO Partners II, L.P. and San Francisco Partners II, L.P., may be deemed to beneficially own 1,464,800 Shares, constituting approximately 6.1% of the Shares outstanding. John H. Scully, individually, and though his relationship with SPO Partners II, L.P., San Francisco Partners II, L.P., a family limited partnership (Cranberry Lake Partners, L.P.), a private foundation (Phoebe Snow Foundation, Inc.), a retirement account (D.L. & W., Inc.), an investment partnership (Netcong Newton) and by virtue of options, may be deemed to own 1,757,026 Shares, constituting approximately 7.3% of the Shares outstanding. William E. Oberndorf, individually, and through his relationship with SPO Partners II, L.P., San Francisco Partners II, L.P., a family limited partnership (Oberndorf Family Partners), two separate family trusts (William E. & Susan C. Oberndorf TR1 and William E. and Susan C. Oberndorf TR2) and by virtue of options, may be deemed to beneficially own 1,911,616 Shares, constituting approximately 8.0% of the shares outstanding. William J. Patterson, through his relationship with SPO Partners II, L.P. and San Francisco Partners II, L.P., may be deemed to beneficially own 1,464,800 Shares, constituting approximately 6.1% of the Shares outstanding.

         (c) Acting through SPO Advisory Partners, L.P., its general partner, SPO Partners II, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 1,201,100 Shares. Acting through SF Advisory Partners, L.P., its general partner, San Francisco Partners II, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 263,700 Shares. However, SPO Advisory Corp., as the general partner of both SPO Advisory Partners, L.P. and SF Advisory Partners, L.P. may be deemed to share investment and voting control with respect to 1,464,800

Shares. Mr. Scully, as one of three controlling persons of SPO Advisory Corp., may be deemed to share investment and voting control of 1,464,800 Shares and, in his capacity as sole general partner of a family limited partnership (Cranberry Lake Partners, L.P.), as president of a private foundation (Phoebe Snow Foundation, Inc.), a beneficiary of a retirement account (D.L. & W., Inc.), a general partner of an investment partnership (Netcong Newton), individually, and as owner of options may be deemed to have sole investment and voting control of 292,226 Shares. Mr. Oberndorf, as one of three controlling persons of SPO Advisory Corp., may be deemed to share investment and voting control of 1,464,800 Shares and, individually, and in his capacity as sole general partner of a family limited partnership (Oberndorf Family Partners) and as controlling person of two separate family trusts (William E. and Susan C. Oberndorf TR1 and William E. and Susan C. Oberndorf TR2) and as holder of options may be deemed to have sole investment and voting control of 446,816 Shares. Mr. Patterson, as one of three controlling persons of SPO Advisory Corp., may be deemed to share investment and voting control of 1,464,800 Shares.

         The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is not applicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

         This item is not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10           CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2001.

                                           /s/ Phillip Gordon
                                           -------------------------------------
                                           PHILLIP GORDON,
                                           for the following named persons or
                                           entities, as attorney-in-fact

                                           SPO PARTNERS II, L.P. (1)
                                           SPO ADVISORY PARTNERS, L.P. (1)
                                           SAN FRANCISCO PARTNERS II, L.P. (2)
                                           SF ADVISORY PARTNERS, L.P. (2)
                                           SPO ADVISORY CORP. (1)
                                           JOHN H. SCULLY (2)
                                           WILLIAM E. OBERNDORF (2)
                                           WILLIAM J. PATTERSON (2)

(1) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity is attached as an exhibit to this filing.

(2) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

         EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f)

         EXHIBIT B - Power of Attorney for SPO Partners II, L.P.

         EXHIBIT C - Power of Attorney for SPO Advisory Partners, L.P.

         EXHIBIT D - Power of Attorney for SPO Advisory Corp.

                                    EXHIBIT A
                        AGREEMENT RELATING TO THE FILING
                       OF JOINT STATEMENTS ON SCHEDULE 13G
                     PURSUANT TO RULES 13D-1(C) AND 13D-1(F)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is Exhibit A is filed on behalf of each of the undersigned as provided in Rules 13d-1(c) and 13d-1(f) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: December 12, 2001

                                             /s/ Phillip Gordon
                                             -----------------------------------
                                             PHILLIP GORDON,
                                             for the following named persons or
                                             entities, as attorney-in-fact

                                             SPO PARTNERS II, L.P. (1)
                                             SPO ADVISORY PARTNERS, L.P. (1)
                                             SAN FRANCISCO PARTNERS II, L.P. (2)
                                             SF ADVISORY PARTNERS, L.P.(2)
                                             SPO ADVISORY CORP. (1)
                                             JOHN H. SCULLY (2)
                                             WILLIAM E. OBERNDORF (2)
                                             WILLIAM J. PATTERSON (2)

(1) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity is attached as an exhibit to this filing.

(2) A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                    EXHIBIT B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, William E. Oberndorf, as vice-president of SPO Advisory Corp., said corporation being the sole General Partner of SPO Advisory Partners, L.P., said limited partnership being the sole General Partner of SPO PARTNERS II, L.P., has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for SPO PARTNERS II, L.P., and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 12th day of December, 2001 by William
E. Oberndorf.

                                        SPO PARTNERS II, L.P.

                                        By:   SPO ADVISORY PARTNERS, L.P.
                                        Its:  Sole General Partner

                                              By:   SPO ADVISORY CORP.
                                              Its:  Sole General Partner

                                                    By: /s/ William E. Oberndorf
                                                        ------------------------
                                                    Name:  William E. Oberndorf
                                                    Title: Vice-President

STATE OF California     )
COUNTY OF Marin         )

/s/ Kim M.S. Silva
------------------
Notary Public

                                    EXHIBIT C

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, William E. Oberndorf, as vice-president of SPO Advisory Corp., said corporation being the sole General Partner of SPO ADVISORY PARTNERS, L.P., has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for SPO ADVISORY PARTNERS, L.P., and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 12th day of December, 2001 by William
E. Oberndorf.

                                        SPO ADVISORY PARTNERS, L.P.

                                        By:      SPO ADVISORY CORP.
                                        Its:     Sole General Partner

                                                 By:    /s/ William E. Oberndorf
                                                        ------------------------
                                                 Name:  William E. Oberndorf
                                                 Title: Vice-President

STATE OF California     )
COUNTY OF Marin         )

/s/ Kim M. S. Silva
-------------------------
Notary Public

                                    EXHIBIT D

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, William E. Oberndorf, as vice-president of SPO ADVISORY CORP., has made, constituted and appointed, and by these presents does make, constitute and appoint Phillip Gordon the true and lawful attorney-in-fact and agent for SPO ADVISORY CORP., and in its name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Forms 3, Forms 4 and Forms 5, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 12th day of December, 2001 by William
E. Oberndorf.

                                           SPO ADVISORY CORP.


                                           By:    /s/ William E. Oberndorf
                                                  ------------------------
                                           Name:  William E. Oberndorf
                                           Title: Vice-President

STATE OF California     )
COUNTY OF Marin         )

/s/ Kim M. S. Silva
-------------------------
Notary Public